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  FORM 4                         U.S. SECURITIES AND EXCHANGE COMMISSION
---------                                WASHINGTON, D.C. 20549

[_] Check this box if
    no longer subject     ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b)       Section 30(f) of the Investment Company Act of 1940
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person

     Krasnoff                        Jeffrey                            P.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

        Miami                         FL                              33172
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol  LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year    Apr-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Mo./Yr.)
                                             -----------------------------------


6.  Relationship of Reporting Person to Issuer (Check all applicable)


    _X_ Director    _X_ Officer             ___ 10% Owner    ___ Other
                        (give title below)                       (specify below)

    President
    ---------
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing

    _X_  Form filed by One Reporting Person
    ___  Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)    5. Amount of      6. Owner-        7. Nature
   of                    action     action          or Disposed of (D)            Securities        ship             of In-
   Security              Date       Code            (Instr. 3, 4, and 5)          Beneficially      Form:            direct
   (Instr. 3)            (Mo/       (Instru-                                      Owned at          Direct           Bene-
                         Day/       ction 8)                                      End of            (D) or           ficial
                         Yr)     --------------------------------------------     Month             Indirect         Owner
                                  Code / V        Amount / A or D Price           (Instr. 3 and 4)  (Instr. 4)       (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A        N/A                       N/A                         401          I           By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A        N/A                       N/A                       2,871          I           By IRA Trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           04/01/02      X               12,648 / A / 28.80               136,636          D
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Restricted Common
Stock (1)                N/A        N/A                       N/A                     150,000          D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (200,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

 Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g. puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       Instr. 3, 4,5
                                      ative               Year)
                                      Security
                                                                           Code/V                    (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                      6.80           N/A                 N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    24.8125          N/A                 N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    17.3125          N/A                 N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    18.15625         N/A                 N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    26.84375         N/A                 N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                     31.30           N/A                 N/A                           N/A
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (2)             28.80         4/1/2002               X                         12,648 (D)
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (3)             36.12         4/30/2002              I                         13,515 (A)
-----------------------------------------------------------------------------------------------------------------------------

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
-----------------------------------------------------------------------------------------------------------------------------------
 6. Date Exer-         7. Title/Amt. of                8. Price           9. Number           10. Ownership        11. Nature
    cisable and           Underlying Securities           of                 of Derivative        Form of              of Indirect
    Expiration            (Instr. 3 & 4)                Derivative         Securities           Derivative           Beneficial
    Date                                                  Security           Beneficially         Securities           Ownership
    (Month/Day/                                           (Instr. 5)         Owned at End         Beneficially         (Instr. 4)
    Year)                                                                    of Month             Owned at End
                                                                             (Instr. 4)           of Month
                                 Title/Amt.                                                       (Instr. 4)
   Exer/Expir.                 or # of shares
-----------------------------------------------------------------------------------------------------------------------------------
  10-31-97 / 12-25-01    Common Stock Options/ 73,988       N/A                73,988                 D
-----------------------------------------------------------------------------------------------------------------------------------
  10-31-98 / 10-30-07    Common Stock Options/ 100,000      N/A               100,000                 D
-----------------------------------------------------------------------------------------------------------------------------------
  01-01-99 / 12-14-07    Common Stock Options/  70,000      N/A                70,000                 D
-----------------------------------------------------------------------------------------------------------------------------------
  01-28-01 / 01-27-10    Common Stock Options/  20,000      N/A                20,000                 D
-----------------------------------------------------------------------------------------------------------------------------------
  01-17-02 / 01-16-11    Common Stock Options/  20,000      N/A                20,000                 D
-----------------------------------------------------------------------------------------------------------------------------------
  01-02-03 / 01-01-12    Common Stock Options/  20,000      N/A                20,000                 D
-----------------------------------------------------------------------------------------------------------------------------------
  04-01-03 / 04-01-06    Stock Purchase Agreement/ 27,749   N/A                27,749                 D
-----------------------------------------------------------------------------------------------------------------------------------
  04-01-03 / 04-01-07    Stock Purchase Agreement/ 13,515   N/A                13,515                 D
-----------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

/s/ Jeffrey P. Krasnoff                              5/10/2002
-----------------------------------------------------------------------
Signature of Reporting Person                 Date
Jeffrey P. Krasnoff


** Intentional misstatements or ommissions of facts constitute Federal Criminal
   Violations.
See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Krasnoff will make purchases of LNR common stock. These purchases will total 27,749 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Krasnoff will make purchases of LNR common stock. These purchases will total 13,515 shares.

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